AVUA CORPORATION

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS

Independent Accountant's Compilation Report 2

Balance Sheets 3

Statements of Operations 4

Statements of Changes in Stockholders' Equity 5

Statements of Cash Flows 6

Notes to the Financial Statement 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Avua Corporation
Brooklyn, New York

Management is responsible for the accompanying financial statement of Avua Corporation, which comprise of the balance sheet as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
April 6, 2020

AVUA CORPORATION
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 37,434	$ 10,913
Accounts receivable, net	270,832	131,335
Inventory	177,659	151,275
Due from related party	2,393	14,128
Excise tax refund	98,607	95,000
Prepaid expenses and other current assets	6,374	6,209
TOTAL CURRENT ASSETS	593,299	408,860
PROPERTY AND EQUIPMENT		
Property and equipment, net	8,473	-
OTHER ASSETS		
Deferred loan fees	8,676	11,669
Deferred interest	-	1,539
Intangible assets	5,372	2,857
Other assets	22,026	20,527
	36,074	36,592
TOTAL ASSETS	$ 637,846	$ 445,452

LIABILITIES AND STOCKHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 85,076	$ 32,995
Credit cards payable	128,378	79,598
Accrued expenses	-	9,002
Factoring liability	78,799	-
Line of credit	147,916	200,339
Notes payable - current portion - related party	24,688	4,312
Notes payable - current portion	202,942	30,512
TOTAL CURRENT LIABILITIES	667,799	356,758
LONG-TERM LIABILITIES		
Note payable - related party	243,945	117,482
Convertible notes payable	370,972	280,972
Notes payable	136,753	266,207
TOTAL LONG-TERM LIABILITIES	751,670	664,661
TOTAL LIABILITIES	1,419,469	1,021,419
STOCKHOLDERS' EQUITY		
Common stock, Series A, $0.0001 par value, 10,000,000 shares authorized, 2,348,145 shares issued and 2,348,145 shares outstanding.	235	235
Common stock, Series B, $0.0001 par value, 8,000,000 shares authorized, 8,000,000 shares issued and outstanding.	800	800
Additional paid-in capital	413,332	303,332
Accumulated deficit	(1,195,990)	(880,334)
TOTAL STOCKHOLDERS' EQUITY	(781,623)	(575,967)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 637,846	$ 445,452

See independent accountant's compilation report and accompanying notes to financial statements.

AVUA CORPORATION
STATEMENTS OF OPERATIONS
DECEMBER 31, 2019 AND 2018

	2019	2018
NET SALES	$ 1,303,427	$ 1,349,152
COST OF GOODS SOLD	541,606	467,299
GROSS PROFIT	761,821	881,853
OPERATING EXPENSES		
General and administrative	468,338	330,186
Sales and marketing	278,774	210,175
Travel, meals and entertainment	348,974	290,817
TOTAL OPERATING EXPENSES	1,096,086	831,178
INCOME (LOSS) FROM OPERATIONS	(334,265)	50,675
OTHER INCOME/(EXPENSES)		
Brand service fee income	33,030	-
Excise tax refund	98,234	95,000
Interest expense	(94,012)	(50,393)
Factoring fees	(14,772)	(45,464)
TOTAL OTHER EXPENSES	22,480	(857)
INCOME/(LOSS) BEFORE INCOME TAXES	(311,785)	49,818
TAXES PAID	(1,871)	(529)
NET INCOME/(LOSS)	$ (313,656)	$ 49,289
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)	(2,000)	(168)
TOTAL COMPREHENSIVE INCOME/(LOSS)	$ (315,656)	$ 49,121

See independent accountant's compilation report and accompanying notes to financial statements.

AVUA CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2019 AND 2018

| | Common Stock - Series A | | Common Stock - Series B | | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BALANCE AT JANUARY 1, 2018	2,348,145	$ 235	8,000,000	$ 800	290,976	$ (929,455)	$ (637,444)
Conversion of convertible notes payable			-	-	12,356	-	$ 12,356
Other comphrensive gain/(loss)	-	-	-	-	-	(168)	$ (168)
Net income	-	-	-	-	-	49,289	$ 49,289
BALANCE AT DECEMBER 31, 2018	2,348,145	$ 235	8,000,000	$ 800	$ 303,332	$ (880,334)	$ (575,967)
Conversion of convertible notes payable	-	-	-	-	110,000	-	$ 110,000
Other comphrensive gain/(loss)	-	-	-	-	-	(2,000)	$ (2,000)
Net income	-	-	-	-	-	(313,656)	$ (313,656)
BALANCE AT DECEMBER 31, 2019	**2,348,145**	**$ 235**	**8,000,000**	**$ 800**	**$ 413,332**	**$ (1,195,990)**	**$ (781,623)**

See independent accountant's compilation report and accompanying notes to financial statements.

AVUA CORPORATION
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (315,656)	$ 49,121
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(139,497)	31,066
Inventory	(26,384)	(127,165)
Due from related party	11,735	(7,190)
Excise tax return	(3,607)	(95,000)
Prepaid expenses and other current assets	(165)	(173)
Deferred loan	2,993	(641)
Deferred interest	1,539	7,632
Other assets	(1,499)	(11,527)
Increase (decrease) in liabilities:		
Accounts payable	52,081	(11,810)
Credit cards payable	48,780	36,733
Accrued expenses	(9,002)	4,517
Factoring liability	78,799	-
CASH USED FOR OPERATING ACTIVITIES	(299,883)	(124,437)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchase of intangible assets	(2,515)	-
Cash paid for purchase of fixed assets	(8,473)	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(10,988)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net payments under line of credit agreement	(52,423)	(28,105)
Net proceed from issuance of related party notes payable	146,839	(258,208)
Net proceeds from issuance of convertible debt	90,000	280,972
Conversion of convertible debt to equity	110,000	12,356
Net borrowings on long term debt	42,976	121,235
CASH PROVIDED BY INVESTING ACTIVITIES	337,392	128,250
NET INCREASE IN CASH	26,521	3,813
CASH AT BEGINNING OF YEAR	10,913	7,100
CASH AT END OF YEAR	$ 37,434	$ 10,913

See independent accountant's compilation report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Avua Corporation (the "Company") was incorporated in the State of Delaware on March 3, 2011. The Company was originally formed as Washington Square Brands Corporation, which merged with WN Holdings, LLC, a New York limited liability company on October 27, 2011, with Washing Square Brands Corporation being the surviving entity. Washington Square Brands Corporation changed its name to Avua Corporation on January 11, 2013. The Company imports, markets and distributes the Brazilian spirit cachaça under the brand Avua Cachaça in the United States and certain western European nations.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory consisting of finished bottled spirits and related bottling and packaging supplies was $177,659 and $151,275, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patent and startup costs. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over three years, while furniture is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue within 30 days of the date of shipment and recognizes revenue when the item has shipped. Revenues are net of returns and exclude sales tax. Cost of goods sold includes the cost of the spirit, bottling and packaging materials, freight charges, import taxes, and export broker fees.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   Summary of Significant Accounting Policies (continued)

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Property and Equipment

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:		
Equipment	$	6,374
Furniture		2,099
		8,473
Less: Accumulated depreciation		-
Total	$	8,473

The Company held no fixed assets in 2018. No depreciation has been recorded in 2019, as all assets were purchased in December 2019.

See independent accountant's compilation report.

4.   <u>Convertible Notes</u>

The Company has issued several promissory notes. In 2019, sixteen promissory notes were issued totaling $220,000. As of December 31, 2019, there were a total of $370,972 outstanding, with 8% APRs and maturity dates in 2020-2024. In 2018, fourteen promissory notes were issued totaling $122,317. As of December 31, 2018, there were a total of $280,972 outstanding, with 8% APRs and maturity dates in 2020-2024.

5.   <u>Income Taxes</u>

The Company has US and state net operating loss carry forwards of $823,697 and $593,390 at December 31, 2019, and 2018, respectively. This amount will carryforward indefinitely until applied to future taxable income. Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary difference become deductible.

6.   <u>Equity</u>

Capital Structure
Upon incorporation, the Company authorized 10,000,000 shares of one class of common stock with a per share par value of $0.00001. The Company amended the articles of incorporation on October 16, 2012 to authorize a total of 18,000,000 shares of common stock, consisting of 10,000,000 shares of Series A common stock and 8,000,000 shares of Series B common stock, both with a per share par value of $0.0001. Holders of Series A shares are entitled to one vote per share for all matters requiring a shareholder vote, whereas holders of Series B shares are entitled to 10 votes per share. Series B common stockholders are entitled to elect one of director on the board, and all other directors are elected by a combined vote of both classes of shareholders. All other rights and privileges are the same for the Company's Series A and Series B common stock. The Company has 10,348,145 shares of common stock issued and outstanding as of each December 31, 2019 and 2018, comprised of 2,348,145 shares of Series A common stock and 8,000,000 shares of Series B common stock.

Equity Incentive Plan
Under the Operating Agreement, the Company can issue stock options to employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. The Company has 828,751 shares of stock options outstanding as of December 31, 2019 and 2018. The Company determined that the fair value of its stock options were trivial and therefore did not record stock-based compensation expense for the years ended December 31, 2019 and 2018.

7.   <u>Related Party Transactions</u>

During 2019 and 2018, the Company loaned related parties $19,712 and $14,128, respectively. The amounts were loaned to shareholders and affiliates of the Company. All amounts are due on demand and hold 0% interest.

During 2019 and 2018, the Company borrowed $268,633 and $121,794, respectively, from shareholders of the Company. These loans bear 0-10% interest and are due during 2020 – 2046. Minimum monthly payments are $3,769.

7.   Related Party Transactions (continued)

Future minimum payments for related party notes payable are:

December 31, 2020	$ 24,688
December 31, 2021	14,704
December 31, 2022	15,189
December 31, 2023	7,677
Thereafter	196,375
	$268,633

8.   Accounts Receivable Factoring

In 2019 the Company entered into an agreement with a Factoring company whereby the Company will assign, in the Factor's sole discretion, selected accounts receivable to the Factor in exchange for initial cash funding ("factor advances") for up to 80% of the factored receivable. The minimum 20% reserve held back by the Factor is released after collection of the account receivable by the Factor. The company pays a 3% factor fee for each factored receivable. Since the factoring agreement provides for full recourse against the Company for factored accounts receivable that are not collected by the Factor for any reason, and the collection of such accounts receivable are fully secured by substantially all assets of the Company, the factoring advances have been treated as secured loans on the accompanying balance sheets. The total accounts receivable factored in 2019 and 2018 was $781,371 and nil respectively. The factor fees paid in 2019 and 2018 were $23,441 and nil, respectively. The Company intends to eliminate the use of Factoring in 2020 due to the high cost of this facility. Total outstanding accounts receivable factored at December 31, 2019 and 2018 which is included in accounts receivable on the accompanying balance sheets was $78,799 and nil, respectively.

9.   Notes Payable

Debt consisted of the following at December 31, 2019:

Contract note payable; interest at 33.00% per annum, maturing in July 2020, monthly payment of $15,200, uncollateralized.	$ 59,491
Contract note payable; interest at 32.00% per annum, maturing in July 2020, monthly payment of $12,500, uncollateralized.	59,991
Contract note payable; interest at 26.00% per annum, maturing in July 2020, monthly payment of $13,000, uncollateralized.	83,460
Contract note payable; 0% interest per annum, minimum monthly payments vary, but are 5% of net revenue, uncollateralized.	136,753
Less: Current portion of notes payable	202,942
Long term portion of notes payable	136,753

9.   **Notes Payable (continued)**

Maturity of the note payable is as follows:

December 31, 2020	$ 202,942
December 31, 2021	136,753
	$ 339,695

It is unknown when the full $136,753 will be repaid, as it is contingent upon future net income. The Company is hoping to earn enough to have it paid back during 2021, but it may be repaid thereafter.

10.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered in March 2011 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11.   **Subsequent Events**

During 2020, the Company has issued an additional $77,000 in convertible notes payable, with 8% APR's and maturity dates in 2020-2024.

The Company has evaluated subsequent events through April 6, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.